Exhibit 2.3

BUILDING BITS PROPERTIES I, LLC

BIT DESIGNATION OF

THE SPECIAL ECONOMIC RIGHTS

OF

CLASS [TBD] COMMON BITS

BUILDING BITS PROPERTIES I, LLC, a Delaware limited liability company (the “Company”), pursuant to the provisions of the Delaware Limited Liability Company Act and the Operating Agreement dated March [XX], 2017, as amended from time to time (the “Operating Agreement”), does hereby state and certify that, pursuant to the authority expressly vested in BuildingBits Asset Management, LLC, a Delaware limited liability company and the Company’s Manager (the “Manager”), the Manager duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that this Bit Designation of the Class [TBD] Common Bits dated as of April [XX]. 2017 (this “Bit Designation”) be and hereby is adopted as follows:

1. Designation.

(a)    Pursuant to Section 3.2 of the Operating Agreement, there is hereby created a class of Bits designated as the “Class [TBD] Common Bits” (the “Class [TBD] Common Bits”), which shall each have a special economic rights identified in Section 3 of this Bit Designation related to the performance of ENTITY (the “Building Bits Property”). The Manager is authorized to provide for the issuance of up to [XXX,XXX] Class [TBD] Common Bits.

(b)    All Class [TBD] Common Bits issued pursuant to, and in accordance with the requirements of this Bit Designation, shall be fully paid and non-assessable Bits of the Company.

2. Definitions. For purposes of this Bit Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Operating Agreement.

“Change of Control Event” means, with respect to the Building Bits Property, (i) an election to dissolve Building Bits Property by its Manager, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of Building Bits Property, or (iii) the entry of a decree of judicial dissolution of Building Bits Property pursuant to the provisions of the Delaware Act.

“Closing Date” means, with respect to a Class [TBD] Common Bits, the date on which the first closing in the offering Under Regulation A took place.

“Distribution Payment Date” has the meaning assigned to it in Section 3(a) hereof.

“Distribution Period” means a period commencing on, and including, a Distribution Payment Date, to, but not including, the following Distribution Payment Date.

“Distribution Record Date” has the meaning assigned to it in Section 3(a) hereof.

3. Special Economic Rights.

(a)    Right to Distributions from Building Bits Property. Each holder of Class [TBD] Common Bits shall be entitled to receive, out of funds legally available after fees have been paid to the Manager or its Affiliates under Section 5.10 of the Operating Agreement, a pro rata cash distribution of the funds received by the Company from Building Bits Property (“Special Distributions”) on each Class [TBD] Common Bit. Any Special Distributions that have been declared shall be payable in arrears on the last day of the first fiscal quarter following the end of each applicable year (each, a “Distribution Payment Date”) to the holders of record as they appear in the books and records of the Company for the Class [TBD] Common Bits at the close of business on the 10th business day preceding the Distribution Payment Date (each, a “Distribution Record Date”); provided, that if any Distribution Payment Date is not a Business Day, then the Special Distribution which would otherwise have been payable on that Distribution Payment Date may be paid on the next succeeding Business Day. Any Special Distribution payable on the Class [TBD] Common Bits, including distributions payable for any partial Distribution Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

(b)    Option to Make Quarterly Distributions. In the sole determination of the Manager, Special Distributions identified in Section 3(a) may be payable on a regular frequency, not less than on an annual basis. The Manager may determine the Distribution Payment Date and Distribution Record Date, provided that the Distribution Record Date may not be less than 10 days prior to the Distribution Payment Date.

4. Mandatory Redemption.

(a)	Mandatory Redemption Upon Change of Control of the Building Bits Property.

(i)     If a Change of Control Event occurs, the Company shall redeem all outstanding Class [TBD] Common Bits pursuant to this Section (a “Mandatory Change of Control Redemption”).

(ii)    The Company shall redeem all outstanding Class [TBD] Common Bits at a redemption price per Class [TBD] Common Bit equal to the Market Price of the Class [TBD] Common Bits, as determined under the Operating Agreement, as of the redemption date.

(iii)    In the event the Company is required to effect a Mandatory Change of Control Redemption, the Company shall, subject to clause (y) below, give notice of any such Mandatory Change of Control Redemption to the holders of the Class [TBD] Common Bits not more than 60 nor less than 10 prior to the date fixed for such Mandatory Change of Control Redemption. Such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Class [TBD] Common Bits to be redeemed; (D) the mechanism by which Class [TBD] Common Bits shall be surrendered for payment of the redemption price; and (E) that Special Distributions on the Class [TBD] Common Bits to be redeemed will cease on such redemption date. Failure to give notice to any holder of Class [TBD] Common Bits shall not affect the validity of the proceedings for the Mandatory Change of Control Redemption of any Class [TBD] Common Bits being redeemed or the Company’s obligations to redeem the Bits.

5. Voting Rights. Holders of Class [TBD] Common Bits shall not have the right to vote or provide consent in matters coming before the Members under Section 5.2(c) of the Operating Agreement.

6. Amendments and Waivers. This Bit Designation may be amended from time to time by the affirmative vote or consent of the Manager and the holders of a majority of the then issued and outstanding Class [TBD] Common Bits. Amendments to this Agreement may be proposed only by or with the consent of the Manager.

7. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, this Bit Designation has been executed as of the date first written above.

MANAGER:

BUILDINGBITS ASSET MANAGEMENT, LLC

By:
Name:
Title: